THUNDER BRIDGE ACQUISITION, LTD.

9912 Georgetown Pike

Suite D203

Great Falls, VA 22066

June 14, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Foland

Re:	Thunder Bridge Acquisition, Ltd.
Amendment No. 2 to Registration Statement on Form S-4
Filed May 21, 2019
File No. 333-229616

Dear Mr. Foland:

Thunder Bridge Acquisition, Ltd. (the “Company,” “Thunder Bridge,” “we,” “our” or “us”) hereby transmits Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance contained in the Staff’s letter dated June 7, 2019 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Form S-4 filed May 21, 2019

Background of the Business Combination, page 126

1.	Please provide us with an analysis regarding why the concurrent PIPE offering should not be integrated into your current public offering. In this regard, advise us of your relationship with the PIPE investors. Refer to Securities Act Release No. 8828 and Securities Act Sections CDI 139.25.

In accordance with the interpretive guidance provided by the Commission in Securities Act Release No. 33-8828 (the “Release”) and Question 139.25 of the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections (the “C&DI”), the Company believes that the private placement of the Company’s shares referred to in the Registration Statement (the “PIPE Offering”) should not be integrated into the Company’s public offering based on the analysis below.

Michael Foland

U.S. Securities and Exchange Commission

June 14, 2019

The Release states that, while the filing of a registration statement is generally viewed as a general solicitation of investors, such a filing “does not, per se, eliminate a company’s ability to conduct a concurrent private offering whether it is commenced before or after the filing of the registration statement.” Rather, whether the filing of a registration statement constitutes a general solicitation should be evaluated based on “whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” The Release further states: “… if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.”

The shares offered in the PIPE Offering (the “PIPE Shares”) were offered principally to investors that had a substantive, pre-existing relationship with the placement agents (such investors, the “New PIPE Investors”), and in addition, a number of investors that had a substantive, pre-existing relationship with the Company and its sponsor (such investors, the “Thunder Bridge Related PIPE Investors”), and Hawk Parent Holdings LLC (“Repay”) (such investor, the “Repay Related PIPE Investor”), respectively. No other investors were offered the PIPE Shares. We refer to the New PIPE Investors, the Thunder Bridge Related PIPE Investors and the Repay Related PIPE Investor collectively as “PIPE Investors.” Each of the PIPE Investors is a qualified institutional buyer (as defined in Rule 144A of the Securities Act of 1933, as amended) or an accredited investor (as defined in Rule 501(a) under the Securities Act, of 1933, as amended). No offers for the PIPE Shares were made by means of a general solicitation, whether in the form of the Registration Statement or otherwise. Rather, each of the PIPE Investors was directly contacted by the placement agents, the Company or Repay outside of any public offering effort for the public offering and the Business Combination. It is through the substantive, pre-existing relationships that the PIPE Investors had with the placement agents, the Company and Repay, respectively, and not through the Registration Statement, that each PIPE Investor became interested in purchasing the PIPE Shares. Moreover, each PIPE Investor affirmed that the PIPE Shares were not offered by any form of general solicitation or general advertising and were not offered in a manner involving a public offering. Each PIPE Investor also acknowledged that the PIPE Shares will be subject to certain transfer restrictions.

Michael Foland

U.S. Securities and Exchange Commission

June 14, 2019

Based on the foregoing and consistent with the Release and the C&DI, the Company believes that the PIPE Offering qualifies as an exempt transaction under Section 4(a)(2) of the Securities Act of 1933, as amended, on its own and therefore should not be integrated with the Company’s public offering.

Unaudited Pro Forma Condensed Combined Financial Information, page 163

2.	We note from your response to prior comments 1 and 2 that you revised the pro forma financial statements under the Maximum Redemptions Scenario to account for the merger as a reverse acquisition with Repay as the accounting acquirer. Please explain further how you factored the issuance and sale of $135 million of Thunder Bridge's Class A ordinary shares to the PIPE Investors in your determination of the accounting acquirer and provide your analysis of the accounting for this transaction under the Maximum Redemptions scenario.

The Company respectfully advises the Staff that our analysis of the accounting acquirer under the Maximum Redemptions scenario reflects the issuance and sale of 13.5 million shares of Thunder Bridge’s Class A ordinary shares in connection with the PIPE Financing.

In accordance with the guidance in ASC 805-10-55-12 (a), the Company analyzed which group of shareholders of the combined post-merger Company (the “Combined Company”) retains or receives the largest portion of voting interest.

First, the Company concluded that the New PIPE Investors should not be considered as part of either the group representing the existing Thunder Bridge shareholders or the group representing the Repay Equity Holders based on the following key factors:

(1) the New PIPE Investors had no pre-existing relationship with either Thunder Bridge or Repay and instead were introduced to the PIPE Financing process through the placement agents; and

(2) the consummation of the PIPE Financing is conditioned upon, and would not occur in absence of, the completion of the Business Combination occurring concurrently with or immediately following the consummation of the PIPE Financing.

Second, the Company concluded that the Thunder Bridge Related PIPE Investors should be considered, solely for purposes of the accounting acquirer analysis, as part of the group representing the existing Thunder Bridge shareholders because of their pre-existing relationship with Thunder Bridge and its sponsor.

Third, the Company concluded that the Repay Related PIPE Investor, solely for purposes of the accounting acquirer analysis, should be considered as part of the group representing the Repay Equity Holders because of his pre-existing relationship with Repay as an affiliate of one of the financial advisors to Repay.

Michael Foland

U.S. Securities and Exchange Commission

June 14, 2019

Based on the analysis above, under the Maximum Redemptions scenario, the Sponsor, the public shareholders of Thunder Bridge and the Thunder Bridge Related PIPE Investors would collectively hold a 38.5% voting interest in the Combined Company, while the New PIPE Investors would collectively hold a 18.7% voting interest and the Repay Equity Holders and the Repay Related PIPE Investor would collectively hold a 42.8% voting interest. As a result, the group representing the Repay Equity Holders would have the largest noncontrolling voting interest in the Combined Company and, when considered together with the fact that the current management team of Repay will become the management team of the Combined Company, the Company believes that Repay should be treated as the accounting acquirer under the Maximum Redemptions scenario.

The table below sets forth the share ownership and voting percentage of the holders of Class A common stock and Class V common stock of the Combined Company, voting together as a single class, in the Maximum Redemptions scenario:

Maximum Redemption Scenario
Stockholders of the Combined Company	Number of Voting Shares(1)	Combined Voting Percentage (2)
Holders representing existing Thunder Bridge shareholders
Sponsor(3)	4,115,000	7.6%
Public shareholders of Thunder Bridge(4)	13,587,088	25.3%
Thunder Bridge Related PIPE Investors	3,000,000	5.6%
Subtotal	20,702,088	38.5%

Holders representing Repay Equity Holders:
Repay Equity Holders(5)	22,532,456	41.9%
Repay Related PIPE Investor	500,000	0.9%
Subtotal	23,032,456	42.8%

New PIPE Investors	10,000,000	18.7%

Total	53,734,544	100.0%

(1) Upon completion of the Business Combination, holders of Class A common stock in the Combined Company will be entitled to one vote for each share of Class A common stock. Each Repay Equity Holder will hold Post-Merger Repay Units and one share of Class V common stock in the Combined Company and will be entitled to a number of votes that is equal to the product of (i) the total number of Post-Merger Repay Units held by such holder, multiplied by (ii) the exchange ratio between the Post-Merger Repay Units and Class A common stock, which will initially be one-for-one. This column represents the number of votes held by the named stockholder either through ownership of Class A common stock or Class V common stock (together with Post-Merger Repay Units).

(2) Represents the percentage of voting interest of the holders of Class A common stock and Class V common stock of the Combined Company, voting together as a single class.

Michael Foland

U.S. Securities and Exchange Commission

June 14, 2019

(3) Represents the Founder Shares held by the Sponsor converted into Class A common stock, of which 2,965,000 shares of Class A common stock (the “Escrow Shares”) will be held in escrow and subject to potential forfeiture to the extent certain market price thresholds of the Combined Company’s common stock are not achieved. While the Escrow Shares are held in escrow, the Sponsor will have full ownership rights to the Escrow Shares, including voting rights, but any earnings or proceeds from the Escrow Shares will be retained in an escrow account with the Escrow Shares and the Escrow Shares will be subject to certain transfer restrictions.

(4) Represents the conversion of Class A ordinary shares into Class A common stock after the redemption of 12,212,912 Class A ordinary shares, which represents the Maximum Redemptions amount.

(5) See footnote 1.

Pro Forma Condensed Combined Balance Sheet (Assuming Maximum Redemptions), page 168

3.	Notwithstanding your response to the previous comment, please tell us how you considered the guidance in ASC 805-40-45-2 in determining the pro forma adjustments related to equity and retained earnings under the Maximum Redemptions scenario and specifically address why you did not include an adjustment to eliminate the historical retained earnings of Thunder Bridge.

In response to the Staff’s comment, the Company has revised the pro forma adjustments under the Maximum Redemptions scenario to reflect the guidance in ASC 805-40-45-2 by including an adjustment to eliminate the historical retained earnings of Thunder Bridge, as shown on the balance sheet on page 178 and in note (m) under “Pro Forma Adjustments — Assuming Maximum Redemptions” on page 192 of Amendment No. 3.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 171

4.	We note that pursuant to the terms of the Warrant Amendment, each Public Warrant Holder will receive a cash payment of $1.50 for each Public Warrant they own. Please tell us how you intend to account for this cash payment and provide the specific accounting guidance considered. To the extent this transaction will impact your statement of operations, please include a discussion of such impact in the notes to the unaudited pro forma condensed combined financial information.

The Company respectfully advises the Staff that the cash payment of $1.50 for each Public Warrant is in exchange for the reduction in the number of shares for which each Public Warrant is exercisable, from one full share under the original terms of the Public Warrant to one-quarter of one share under the terms of the Warrant Amendment. The Company further notes that as disclosed in Thunder Bridge’s historical audited financial statements, the Public Warrants were accounted for as equity instruments issued by the Company. As a result, the Company intends to account for the cash payment as a return of equity to shareholders.

The Company has revised its pro forma adjustments under the Maximum Redemptions scenario to reflect the cash payment for the Public Warrants as a return of equity, as shown on the balance sheet on page 178 and in note (p) under “Pro Forma Adjustments — Assuming Maximum Redemptions” on page 192 of Amendment No. 3, which is consistent with the treatment of the cash payment for the Public Warrants under the No Redemptions scenario.

Michael Foland

U.S. Securities and Exchange Commission

June 14, 2019

5.	You state in notes (h) and (f) on page 175 and 179, respectively, that the estimated pro forma adjustment related to the Tax Receivable Agreement includes, among other items, certain increases in tax basis resulting from exchanges of the Post-Merger Repay Units for Class A common stock of the company pursuant to the Exchange Agreement. However, in your response to comment 3 in your letter dated April 1, 2019, you indicated that you did not assume any exchange of Post-Merger Repay Units for Class A common stock in determining your pro forma adjustment. Please revise to clearly indicate as such. Also, clarify that the $123.5 million and $120.8 million potential tax liability as disclosed in notes (h) and (f), respectively, are in addition to the amounts already reflected in your pro forma adjustments.

The Company respectfully advises the Staff that the five factors discussed in note (h) under “Pro Forma Adjustments — Assuming No Redemptions” and note (f) under “Pro Forma Adjustments — Assuming Maximum Redemptions” are intended to explain the sources of tax savings which will contribute to the total payouts under the Tax Receivable Agreement. The initial estimated pro forma adjustment does not assume any exchange of Post-Merger Repay Units for Class A common stock. As these exchanges will occur in the future and result in additional increases in the tax basis, new tax payout related obligations will be recorded as incurred. In addition, in response to the Staff’s comment regarding the $123.5 million and $120.5 million potential Tax Receivable Agreement liability, respectively, the Company respectfully informs the Staff that each such amount includes the pro forma liability recorded on the respective balance sheet.

The Company has revised notes (h) and (f) on pages 185 and 191 in Amendment No. 3 to provide clarification as discussed above.

6.	We note your revised disclosure in response to prior comment 4. Please revise notes (h) and (f) on page 175 and 179, respectively, to include the Class A common stock price used to determine the Tax Receivable Agreement liability when all the Post-Merger Repay Units are exchanged.

The Company respectfully advises the Staff that the Company has revised note (h) under “Pro Forma Adjustments — Assuming No Redemptions” and note (f) under “Pro Forma Adjustments — Assuming Maximum Redemptions” on pages 185 and 191, respectively, of Amendment No. 3 to include the Class A common stock price used to determine the Tax Receivable Agreement liability.

Michael Foland

U.S. Securities and Exchange Commission

June 14, 2019

7.	We note that you excluded from the EPS calculation 2,965,000 Class B ordinary shares owned by Sponsors, which will be held in escrow and subject to potential forfeiture based on certain conditions. Please tell us how you determined that the forfeiture of these shares met the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

The Company respectfully advises the Staff that under the terms of the Sponsor Letter Agreement, the vesting of the Escrow Shares depends primarily on the future share price performance of the Combined Company, as described on page 125 of Amendment No. 3. Although the Sponsor will have full ownership rights to the Escrow Shares while they are held in escrow, any earnings or proceeds from the Escrow Shares will be retained in an escrow account with the Escrow Shares, as described on page 125 of Amendment No. 3, and the Escrow Shares will be subject to certain transfer restrictions. The Company believes that the vesting terms qualify the shares in escrow as “contingently issuable” shares under ASC 260-10-45-13, and that it is not factually supportable under Rule 11-02(b)(6) that the vesting conditions are met. Therefore, the Company determined that the Escrow Shares should be excluded from the basic EPS calculation.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Tamar Donikyan, Esq., or Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

THUNDER BRIDGE ACQUISITION, LTD.

By:	/s/ Gary A. Simanson
Name: Gary A. Simanson
Title: Chief Executive Officer

cc:   Ellenoff Grossman & Schole LLP

Simpson Thacher & Bartlett LLP